Exhibit 99.1

News Release
www.srtelecom.com
For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
* scott@maisonbrison.com

SR Telecom Receives New Purchase Orders Valued at Approximately CDN$4 Million from Sonatel

MONTREAL, March 21, 2005 - SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) announced today that it has received follow-on purchase orders valued at approximately CDN$4 million from Sonatel, the national telecommunications provider in Senegal. As previously announced, Sonatel has selected the SR500 fixed wireless access system for a major rural communications development project aimed at meeting the Senegalese government’s ongoing universal access objectives. Building on its already substantial SR500 infrastructure, Sonatel is delivering voice, fax and Internet services to its customers throughout Senegal. Upon completion of this project, SR500 will be installed in more than 650 villages across the country.

Deliveries are scheduled to commence in the second quarter of fiscal 2005.

“With these new purchase orders, Sonatel is expanding the reach of its rural telecommunications system, and we are proud to be working with them as they address the country’s universal access initiative,” said Pierre St-Arnaud, SR Telecom’s President and Chief Executive Officer. “SR500 remains the industry benchmark for providing robust and reliable services to rural and remote communities, and we look forward to continuing to build on our business relationship with Sonatel going forward.”

About SR500
The SR500 is a high-capacity point-to-multipoint fixed wireless access system that enables operators to extend their reach and deliver a full range of tailor-made voice and data applications to end-users in remote locations. Designed for the harshest environments, SR500 is a robust system built on field-proven technology and supports a variety of network and end-user interfaces. With a reach of up to 720 kilometres from the central station, the SR500 boasts the longest reach in the industry and has the largest installed base in the world.

About Sonatel
Sonatel is Senegal’s national telecommunications carrier. It offers a full range of telephony and Internet services through its fully digital network. For more information, please visit their web site (www.sonatel.sn).

About SR Telecom
SR TELECOM (TSX: SRX, Nasdaq: SRXA) designs, manufactures and deploys versatile, Broadband Fixed Wireless Access solutions. For over two decades, carriers have used SR Telecom's products to provide field-proven data and carrier-class voice services to end-users in both urban and remote areas around the globe. SR Telecom’s products have helped to connect millions of people throughout the world.

A pioneer in the industry, SR Telecom works closely with carriers to ensure that its broadband wireless access solutions directly respond to evolving customer needs. Its turnkey solutions include equipment, network planning, project management, installation and maintenance.

SR Telecom is a principal member of WiMAX Forum, a cooperative industry initiative which promotes the deployment of broadband wireless access networks by using a global standard and certifying interoperability of products and technologies.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783

Forward-Looking Statements
Except for historical information provided herein, this press release contains information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results and that such differences may be significant. The Company expressly disclaims any obligation to update any forward-looking information.

SR TELECOM and SR500 are trademarks of SR Telecom Inc. All rights reserved 2005. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783